UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42795

DarkIris Inc.

(Registrant’s Name)

6/F, Cheong Sun Tower

No. 118 Wing Lok Street

Sheung Wan, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Darkiris Inc. (the “Company”), is furnishing this Form 6-K/A (the “Amendment”) to correct an error regarding a resolution to be passed and approved in the annual general meeting of shareholders of the Company (the “Annual Meeting”) (Proposal No. 6 - Ratification of Appointment of Independent Auditor) (“Proposal No. 6”) in Exhibit 99.1 Notice of Annual General Meeting of Shareholders of DarkIris Inc. and Exhibit 99.2 Form of Proxy for the 2026 AGM found in the Form 6-K (the “Original 6-K”) filed on January 27, 2026. Proposal No. 6 shall be replaced with the following:

“RESOLVED as an ordinary resolution that the appointment of Enrome LLP as auditor of the Company for the fiscal year ending September 30, 2025 be ratified, confirmed and adopted;”

The remainder of the information contained in the Original 6-K remains unchanged.

In connection with the Annual Meeting, the Company hereby furnishes the following documents:

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EXHIBIT INDEX

Exhibit 99.1	-	Notice of Annual General Meeting of Shareholders of DarkIris Inc. (the “2026 AGM”)
Exhibit 99.2	-	Form of Proxy for the 2026 AGM

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DarkIris Inc.

	By:	/s/ Hong Zhifang
	Name:	Hong Zhifang
Date: February 10, 2026	Title:	Chief Executive Officer

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